Filed Pursuant to Rule 433
Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$1,250,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2021

FINAL TERM SHEET

DATED SEPTEMBER 10, 2019

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated September 10, 2019 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series C, due 2021 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa3 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$1,250,000,000

Issue Price:	100.000% plus accrued interest, if any, from September 17, 2019

Trade Date:	September 10, 2019

Settlement Date (T+5)[2]:	September 17, 2019

Maturity Date:	March 17, 2021

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Base Rate:	USD LIBOR, subject to the provisions described under “Terms of the Notes — Benchmark Transition Event” in the Preliminary Pricing Supplement (the “benchmark replacement provisions”).

Index Maturity:	Three months

Margin:	+27 basis points

Commissions:	0.150%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates and Interest Reset Dates:	Quarterly, on March 17, June 17, September 17, and December 17 of each year, beginning on December 17, 2019. Interest will accrue from September 17, 2019.

Interest Determination Date:	The second London business day preceding the applicable Interest Reset Date, subject to the benchmark replacement provisions.

Day Count Fraction: Canadian Bail-in Provisions:

Actual / 360

The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Credit Suisse Securities (USA) LLC Westpac Banking Corporation

CUSIP / ISIN:	89114QCC0 / US89114QCC06

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or Westpac Banking Corporation at 1-212-551-1800.